Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended March 31,
	2014	2013
	(In thousands, except ratio computation)
Pretax gain from continuing operations before adjustment for noncontrolling interest	$2,761	$4,827

Add back:
Fixed charges	8,436	6,810
Distributed income of equity investees	783	2,723
Equity in loss of equity investees	1,607	5,674

Deduct:
Capitalized interest	(381)	(325)
Earnings as Defined	$13,206	$19,709

Fixed Charges
Interest expense including amortization of deferred financing fees	$8,002	$6,414
Capitalized interest	381	325
Interest portion of rent expense	53	71
Fixed Charges	8,436	6,810
Preferred share dividends	1,812	1,812
Combined Fixed Charges and Preferred Dividends	$10,248	$8,622

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.29	2.29